UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	11 June 2025 - “Director/PDMR Shareholding”

99.1

Haleon plc: Director/PDMR Shareholding

11 June 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

On 10 June 2025, the Company was notified of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Sale of Ordinary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£4.000837	45,000

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	9 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Sale of Ordinary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.989713	20,000
		£3.953695	20,000

d)	Aggregated information

	- Aggregated volume	40,000

	- Price	£3.971704

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Stewart
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£4.039904	376

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	5 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

On 11 June 2025, the Company was notified of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Allen
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	974.12802

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	7462.44922

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	4077.39218

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	9851.75193

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US4055521003
b)	Nature of the transaction	Acquisition of ADSs as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$10.8692	3639.49143

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adrian Morris
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Partnership Shares and award of Matching Shares under the Company's Share Reward Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9619	32
		£Nil	32 (Matching Shares)

d)	Aggregated information

	- Aggregated volume	64

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	2670.66966

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9654	3298.23924

d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Partnership Shares and award of Matching Shares under the Company's Share Reward Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.9619	32
		£Nil	32 (Matching Shares)

d)	Aggregated information

	- Aggregated volume	64

- Price

e)	Date of the transaction	10 June 2025
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: June 11, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary